SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AtriCure, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value per Share
(Title of Class of Securities

04963C 20 9
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 04963C 20 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Norman R. Weldon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 599,364*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 599,364*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,364*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.83%
12	TYPE OF REPORTING PERSON* IN

*  Includes 130,201 shares and 13,947 stock options held by Norman R. Weldon; 338,090 shares held by The Weldon Foundation (the “Foundation”); and 117,126 shares held by Carol J. Weldon, his wife.  Dr. Weldon is the Treasurer and a director of the Foundation.  Dr. Weldon may be deemed to share voting and investment power with respect to the shares held by his wife and  the Foundation, and Dr. Weldon disclaims beneficial ownership of these shares except as to his pecuniary interest therein.  Dr. Weldon’s wife may be deemed to share voting and investment power with respect to the shares held by Dr. Weldon, and she disclaims beneficial ownership of these shares except as to her pecuniary interest therein.

CUSIP NO. 04963C 20 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Carol J. Weldon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 261,274*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 261,274*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,274*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.67%
12	TYPE OF REPORTING PERSON* IN

*  Includes 117,126 shares held by Carol J. Weldon; 130,201 shares and 13,947 stock options held by Norman R. Weldon, her husband.  Ms. Weldon disclaims beneficial ownership of the shares held by her husband, except as to her pecuniary interest therein.  Dr. Weldon may be deemed to share voting and investment power with respect to the shares held by his wife, and he disclaims beneficial ownership of these shares except as to his pecuniary interest therein.

CUSIP NO. 04963C 20 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). The Weldon Foundation, Inc. 65-0715451*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 338,090*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 338,090*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,090*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.16%
12	TYPE OF REPORTING PERSON* CO

*  Dr. Weldon is the Treasurer and a director of the Foundation, and may be deemed to share voting and investment power with respect to these shares, and he disclaims beneficial ownership of these shares, except as to his pecuniary interest therein.

Page 5 of 8 Pages

Item 1(a)	Name of Issuer: AtriCure, Inc.

Item 1(b)	Address of Issuer's Principal Executive Office: 6217 Centre Park Drive West Chester, OH 45069

Item 2(a)
Name of Person Filing:  This statement on Schedule 13G (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1)  Norman R. Weldon
(2)  Carol J. Weldon
(3)  The Weldon Foundation, Inc.

The entities and persons named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”  Dr. Weldon is the Treasurer and a director of The Weldon Foundation, Inc.  Dr. Weldon and Carol Weldon are husband and wife.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Statement as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly, in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that either of them is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any shares covered by this Statement held by any other person.

Item 2(b)	Address of Principal Business Office or, if none, Residence

Norman R. Weldon, Carol J. Weldon and The Weldon Foundation, Inc. 6 Ocean Club Drive Amelia Island, FL 32034

Item 2(c)	Citizenship:

(1) Norman R. Weldon - United States (2) Carol J. Weldon - United States (3) The Weldon Foundation, Inc. – Florida

Item 2(d)	Title of Class of Securities: Common Stock

Page 6 of 8 Pages

Item 2(e)	CUSIP Number: 04963C 20 9

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a: N/A

Item 4	Ownership:

See rows 5 through 11 of the Cover Page. The ownership percentages are based on 15,663,585 shares of Common Stock of the Issuer outstanding on February 4, 2011.

Item 5	Ownership of 5% or Less of Class: X

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification: N/A

Page 7 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2011

/s/ Norman R. Weldon
Name: Normal R. Weldon

/s/ Carol J. Weldon
Name: Carol J. Weldon

The Weldon Foundation, Inc.

By:	/s/ Normal R. Weldon
Name: Normal R. Weldon
Title: Treasurer and Director

Page 8 of 8 Pages

Exhibit A
JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 Par Value, of AtriCure, Inc. and further agree that this Joint Filing Agreement be include as an exhibit to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 7, 2011.

/s/ Norman R. Weldon
Name: Normal R. Weldon

/s/ Carol J. Weldon
Name: Carol J. Weldon

The Weldon Foundation, Inc.

By:	/s/ Normal R. Weldon
Name: Normal R. Weldon
Title: Treasurer and Director